UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-28160

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2004

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Western Wireless Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and number): 3650 131st Avenue S.E.

City, State and Zip Code: Bellevue, Washington 98006

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The accounting work necessary to complete Western Wireless’ previously announced restatement of certain prior period financial statements, which must be completed before Western Wireless can file its quarterly report on Form 10-Q for the quarter ended September 30, 2004, has led to a delay in the completion of this Form 10-Q and Western Wireless’ inability to file it by November 9, 2004. Western Wireless currently intends to file its quarterly report on Form 10-Q for the quarter ended September 30, 2004 no later than November 15, 2004.

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey A.	(425)	586-8013
Christianson

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Western Wireless’ quarterly report on Form 10-Q for the quarter ended September 30, 2004 will reflect net income for the three and nine months ended September 30, 2004 of $30.3 million and $107.9 million, respectively, an increase of $48.9 million and $109.6 million, respectively, over the same periods in the prior year, as restated. Western Wireless’ quarterly report on Form 10-Q for the quarter ended September 30, 2004 will also contain restated financial information for the three months and nine months ended September 30, 2003. As originally reported, Western Wireless’ net losses for the three months and nine months ended September 30, 2003 were $18.5 million and $2.4 million respectively. Western Wireless’ quarterly report on Form 10-Q for the quarter ended September 30, 2004 will reflect a net loss for the three months and nine months ended September 30, 2003 in the amounts of $18.5 million and $1.6 million respectively.

Western Wireless Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2004	By:	/s/ Jeffrey A. Christianson
Senior Vice President and General Counsel